FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744,
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                                                Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     _________                                          No            X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     _________                                          No            X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     _________                                          No            X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Himax Technologies, Inc.
INDEX TO EXHIBITS

Exhibit
99.1	Press release entitled, “Himax reports first quarter 2008 results” dated April 30, 2008

99.2	Himax first quarter 2008 results conference call transcript dated April 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan Name: Max Chan Title: Chief Financial Officer

Date: April 30, 2008